FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Aleafia Health Inc. (the “Company”)
Suite 2300, Bentall 5, 550 Burrard Street
Vancouver, British Columbia, V6C 2B5

Item 2 — Date of Material Change

May 31, 2018

Item 3 — News Release

The press releases disclosing the material changes were released on May 31 and June 5, 2018 through the facilities of CNW.

Item 4 — Summary of Material Change

On May 31, 2018, the Company announced that it had completed its first cannabis harvest at its Port Perry cultivation facility and that it expects to receive its bulk sales license from Health Canada for the recently harvested cannabis product in the second quarter of 2018.

At the annual and special general meeting of shareholders of the Company, held on May 31, 2018, William Stewart and Hon. Gary Goodyear were elected to the board of directors of the Company.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

On May 31, 2018, the Company announced that it had completed its first cannabis harvest at its Port Perry cultivation facility. The Company also expects to receive its bulk sales license from Health Canada for the recently harvested cannabis product in the second quarter of 2018.

On May 31, 2018, at the annual and special general meeting of shareholders of the Company, William Stewart and Hon. Gary Goodyear were elected to the board of directors of the Company. The board of directors of the Company now consists of Hon. Julian Fantino, Raf Souccar, Mark Sandler, Dr. Michael Verbora, William Stewart and Hon. Gary Goodyear.

5.2 — Disclosure for Restructuring Transactions

N/A

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 — Omitted Information

No significant facts have been omitted from this report.

Item 8 — Executive Officer

Raf Souccar
Chief Executive Officer
416-860-5665

Item 9 — Date of Report

June 8, 2018